SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Amending Agreement for the Joint Oil Block Exploration and Production Sharing Agreement, dated December 24, 2012.

Document 1

AMENDING AGREEMENT
FOR THE
JOINT OIL BLOCK EXPLORATION

AND PRODUCTION SHARING AGREEMENT

THIS AMENDING AGREEMENT ("Amending Agreement") is made and effective as of December 24, 2012 by and between:

JOINT EXPLORATION, EXPLOITATION AND
PETROLEUM SERVICES COMPANY ("Joint Oil")

and

SONDE RESOURCES CORP. ("SRC")

(Joint Oil and SRC may be referred to individually
as a "Party" and collectively as "Parties".)

WHEREAS Joint Oil and Canadian Superior Energy Inc. were the original parties to the  Exploration and Production Sharing Agreement for the "Joint Oil Block" made on the 27th of August, 2008, as amended, (the "EPSA"); and

WHEREAS SRC was formerly known as Canadian Superior Energy Inc.; and

WHEREAS Joint Oil and SRC wish to make certain amendments to the EPSA.

NOW THEREFORE the Parties agree as follows:

1.         Definitions

Capitalized terms and expressions that are used in this Amending Agreement, but are not expressly defined herein, shall have the same meanings as were ascribed thereto in the EPSA.

2.         Second Phase of Exploration Period

Notwithstanding sections 12.2.2 and 12.2.3 and Exhibit B of the EPSA, Joint Oil and SRC hereby agree that:

(a)	SRC shall be deemed to have completed the Exploration Program prior to the end of the first phase of the Exploration Period, including for the purposes of section 12.3.1 of the EPSA;

(b)	SRC shall be deemed to have notified Joint Oil that SRC wishes to enter the second phase of the Exploration Period as contemplated in section 12.2.3 of the EPSA; and

(c)
the work program attached as Exhibit 1 to this Amending Agreement shall be the Work Program in respect of the second phase of the Exploration Period ("Second Phase Work Program") and, as a consequence of such agreement; the Exploration Period is extended into the second phase.

3.         Termination for Non-Fulfillment of the Second Phase Work Program

(a)
Joint Oil shall have the right to terminate the EPSA upon written notice to SRC in the event that SRC fails to complete any segment of the Second Phase Work Program as designated in Exhibit 1 of this Amending Agreement within the applicable period as set forth in Exhibit 1 of this Amending Agreement and thereafter fails to pay the liquidated damages specified in Exhibit 1 of this Amending Agreement for such segment of the Second Phase Work Program within forty-five days after the end of the period in which such segment was to be completed.  Upon such a termination of the EPSA, any and all rights and interests in respect of the Contract Area, including those portions of the Contract Area that have been as of the time of such termination designated as Exploitation Areas, shall terminate.

(b)
Upon a termination of the EPSA as provided in paragraph 3(a), SRC shall also become liable to pay to Joint Oil the liquidated damages specified in Exhibit 1 of this Amending Agreement for each other segment of the Second Phase Work Program that had not been completed as of the date of such termination, including any such segments that had not yet been commenced as of the date of such termination.

(c)
The foregoing rights and remedies in this paragraph 3 shall be available to Joint Oil notwithstanding the cause of any such failure, including without limitation, rig availability, tendering obstacles, financial capacity (or lack thereof) or technical difficulties encountered by SRC, including in respect of carbon dioxide content of formations within the Contract Area.

(d)
For greater clarity, it is the Parties' intent that during the second phase of the Exploration Period SRC will drill three new field wildcat ("NFW") wells within the Contract Area or pay the applicable liquidated damages in lieu of drilling any of those NFW wells, as more fully described below in this paragraph.  Accordingly, the Parties agree that for each segment of the Second Phase Work Program the following shall apply:

(i)	Segment no. 1:

If an NFW well has not been drilled in the "Faisal" Prospect in Sub-Contract Area "A" as described in Exhibit "A" to the EPSA by December 23, 2013, SRC shall pay to Joint Oil the sum of USD 15 Million within forty-five (45) days after December 23, 2013.  If such amount is duly and timely paid by SRC, SRC will be deemed to have fulfilled its obligations during segment 1, and may proceed to segment 2, of the Second Phase Work Program.  If such amount is payable by SRC, but SRC fails to pay such amount in full within forty-five days after December 23, 2013, then in addition to and without affecting SRC's obligation to pay such amount, Joint Oil shall have the right to terminate the EPSA upon written notice to SRC.  Upon such a termination of the EPSA, any and all rights and interests of SRC under the EPSA or in respect of the Contract Area, including those portions of the Contract Area that have been as of the time of such termination designated as Exploitation Areas under the EPSA, shall terminate and revert to Joint Oil and SRC shall pay to Joint Oil the sum of USD 30 Million as the liquidated damages payable in respect of the remaining two segments of the Second Phase Work Program within forty-five (45) days after such termination.

(ii)	Segment no. 2:

If an NFW well has not been drilled in the "Siraj" Prospect in Sub-Contract Area "A" (which, for avoidance of doubt, is not an NFW well drilled during a prior segment of the of the Second Phase Work Program) or in the "Hadaf" Prospect in Sub-Contract Area "B" as described in Exhibit "A" to the EPSA by December 23, 2014, SRC shall pay to Joint Oil the sum of USD 15 Million within forty-five (45) days after December 23, 2014.  If such amount is duly and timely paid by SRC, SRC will be deemed to have fulfilled its obligations during segment 2, and may proceed to segment 3, of the Second Phase Work Program.  If such amount is payable by SRC, but SRC fails to pay such amount in full within forty-five days after December 23, 2014, then in addition to and without affecting SRC's obligation to pay such amount, Joint Oil shall have the right to terminate the EPSA upon written notice to SRC.  Upon such a termination of the EPSA, any and all rights and interests of SRC under the EPSA or in respect of the Contract Area, including those portions of the Contract Area that have been as of the time of such termination designated as Exploitation Areas, shall terminate and revert to Joint Oil and SRC shall pay to Joint Oil the sum of USD 15 Million as the liquidated damages payable in respect of the remaining segment of the Second Phase Work Program within forty-five (45) days after such termination.

(iii)	Segment no. 3:

If an NFW well has not been drilled in the "Siraj Prospect in Sub-Contract Area "A" (which, for avoidance of doubt, is not an NFW well drilled during a prior segment of the of the Second Phase Work Program) or the "Hadaf" Prospect in Sub-Contract Area "B" as described in Exhibit "A" to the EPSA or in another location as agreed by the parties, as the case may be, by December 23, 2015, SRC shall pay to Joint Oil the sum of USD 15 Million within forty-five (45) days after December 23, 2015.  If such amount is duly and timely paid by SRC, SRC will be deemed to have fulfilled its obligations during segment 3 of the Second Phase Work Program.  If such amount is payable by SRC, but SRC fails to pay such amount in full within forty-five days after December 23, 2015, then in addition to and without affecting SRC's obligation to pay such amount, Joint Oil shall have the right to terminate the EPSA upon written notice to SRC.  Upon such a termination of the EPSA, any and all rights and interests of SRC under the EPSA or in respect of the Contract Area, including those portions of the Contract Area that have been as of the time of such termination designated as Exploitation Areas, shall terminate and revert to Joint Oil.

(iv)	At the end of the second phase of the Exploration Period the following shall apply:

(A)
If SRC drilled one or more wells during the second phase of the Exploration Period and no Commercial Discovery has been made; or if SRC paid the applicable liquidated damages amount in respect of each segment of the Second Phase Work Program; as the case may be, then the entire Contract Area, except for those portions of the Contract Area that had been designated as Exploitation Areas as of such time, shall be relinquished by SRC effective as of the end of the second phase of the Exploration Period.

(B)
If SRC drilled one or more wells during the second phase of the Exploration Period and a Commercial Discovery has been made, then articles 13 and 14 of the EPSA shall be applicable and the entire Contract Area, except for those portions of the Contract Area that had been designated as Exploitation Areas as of such time or that are relevant to such Commercial Discoveries, shall be relinquished by SRC effective as of the end of the second phase of the Exploration Period.

4.         SRC Guarantees

(a)	In order to secure and support its obligations under paragraph 3 hereof and section 12.3 of the EPSA, SRC shall comply with the following:

(i)
Prior to the commencement of the first segment of the Second Phase Work Program as designated in Exhibit 1 hereto, SRC shall deliver to Joint Oil a corporate guarantee that is in substantially the form set forth in Exhibit 2 hereof.  Such corporate guarantee shall have a maximum guaranteed amount equal to US$45 million on issuance, reducing to: US$30 million at the completion of the first segment of the Second Phase Work Program; and US$15 million at the completion of the second segment of the Second Phase Work Program; and terminating upon the completion of the Second Phase Work Program.

(ii)
If at any time prior to the completion of all segments of the Second Phase Work Program SRC becomes bankrupt or insolvent or seeks protection from its creditors generally, then Joint Oil may terminate the EPSA on seven (7) business days notice to SRC unless SRC provides Joint Oil with a bank guarantee that is:

(A)	in substantially the form set forth in Exhibit 3 hereto;

(B)
in an amount equal to the total amount of liquidated damages for which SRC may become liable under the EPSA and this Amending Agreement in respect of all segments of the Second Phase Work Program that were not completed as of the time at which the bank guarantee is to be issued; and

(C)	issued by a bank or other financial institution that is satisfactory to Joint Oil acting reasonably;

within such seven (7) business day period and shall ensure that such bank guarantee (or any replacement or renewal thereof that is in the same form and amount) is available for drawing by Joint Oil up to the full amount thereof until the completion of all segments of the Second Phase Work Program.

(b)
If the bank guarantee provided by SRC pursuant to subparagraph 4(a) (ii) hereof expires, terminates or is otherwise not available for drawing in full prior to the completion of all segments of the Second Phase Work Program, then Joint Oil may terminate the EPSA on seven (7) business days notice to SRC unless SRC provides Joint Oil with a replacement bank guarantee in the appropriate form and amount within such seven (7) business day period.  SRC's obligation to pay the liquidated damages specified in Exhibit 1 hereto shall not be affected by any termination of the EPSA.  Joint Oil and SRC acknowledge and agree that, in the event that any such liquidated damages are payable, Joint Oil shall not be limited to recourse under any bank guarantee or the corporate guarantee provided by or on behalf of SRC as contemplated above and are in addition to all rights and remedies that Joint Oil may have at law or in equity in order to enforce payment of such amounts.

5.         Miscellaneous

Joint Oil and SRC agree that the provisions of articles 25, 27 and 32 of the EPSA are incorporated into, and shall apply to, this Amending Agreement and the matters contemplated herein.

6.         Ratification and Affirmation

Subject to the amendments to the EPSA specified in paragraphs 2 through 5 of this Amending Agreement, the EPSA shall remain in full force and effect and is hereby ratified and affirmed by the Parties.

7.         Counterpart Execution

This Amending Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document.  All such counterparts shall together constitute and be construed as one instrument.  For the avoidance of doubt, any signed counterpart provided by facsimile transmission or other electronic means shall be binding on the Parties to the same extent as an originally signed counterpart.

[The balance of this page is intentionally left blank.  The execution page follows this page.]

IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first written above.

JOINT EXPLORATION, EXPLOITATION AND PETROLEUM SERVICES COMPANY
Per:	/S/ Dr. Waniss Otman
Waniss Otman General Manager

SONDE RESOURCES CORP.
Per:	/S/ Jack W. Schanck
Jack W. Schanck Chief Executive Officer

Exhibit : Page 1 of 1

EXHIBIT 1

SECOND PHASE WORK PROGRAM

Second Phase Work Program Segment	Second Phase of the Exploration Period (EPSA clause 12.2.1)	Minimum Exploration Program for the Exploration Period (EPSA Exhibit "B")	Area of Work Program in the "Joint Oil" Block (EPSA Exhibit "A")	Second Phase Work Program Commencement Period	Liquidated Damages in Case of Non-Fulfillment of Minimum Exploration Program (EPSA clause 12.3)	Corporate Guarantee Amount (EPSA Exhibit "D2")	Right of Termination (EPSA 29.1)
1.	Beginning December 24, 2012 to December 23, 2013	Acquiring 3D seismic (200 km2)	"Hadaf" Structure in Sub-Contract Area "B".	Q2, 2013.		USD 45 Million	If SRC fails to duly provide Joint Oil with the payment of the USD 15 Million as a consequence of SRC's failure to drill the first NFW well in the Fiscal Prospect by December 23, 2013.
		Purchasing drilling materials and signing drilling services contracts.	First NFW well: "Faisal" Prospect in Sub-Contract Area "A".	Q2, 2013.
		Drilling one new field wildcat ("NFW") well.	First NFW well: "Faisal" Prospect in Sub-Contract Area "A".	Q3, 2013.	USD 15 Million to be paid at year-end 2013 if Faisal NFW well not drilled by end of Segment 1 (December 23, 2013).
2.	From December 24, 2013 to December 23, 2014	Purchasing drilling materials and signing drilling services contracts.	Second NFW well: "Siraj" Prospect in Sub-Contract Area "A" or "Hadaf" Prospect in Sub-Contract Area "B" (if it is drillable location).	Q2, 2014.		USD 30 Million
If SRC fails to duly provide Joint Oil with the payment of the USD 15 Million as a consequence of SRC's failure to drill the second NFW well in the Siraj Prospect or in the Hadaf Prospect (if it is drillable location) by December 23 2014.

		Drilling one NFW well.	Second NFW well: "Siraj" Prospect in Sub-Contract Area "A" or "Hadaf" Prospect in Sub-Contract Area "B" (if it is drillable location).	Q3, 2014.	USD 15 Million to be paid at year-end 2014 if Siraj NFW well or Hadaf NFW well not drilled by end of Segment 2 (December 23, 2014).
3.	From December 24, 2014 to December 23, 2015.	Purchasing drilling materials and signing drilling services contracts.	Third NFW well: "Siraj" Prospect in Sub-Contract Area "A" or "Hadaf" Prospect in Sub-Contract Area "B" (if it is drillable location) or any other agreed upon location.	Q2, 2015.		USD 15 Million
If SRC fails to duly provide Joint Oil with the payment of the USD 15 Million as a consequence of SRC's failure to drill the third NFW well in the Siraj Prospect or in the Hadaf Prospect (if it is drillable location) or any other agreed upon location by the December 23, 2015.

		Drilling one NFW well.	Third NFW well: "Siraj" Prospect in Sub-Contract Area "A" or "Hadaf" Prospect in Sub-Contract Area "B" (if it is drillable location) or any other agreed upon location.	Q3, 2015.	USD 15 Million to be paid at year-end 2015 if Siraj NFW well or Hadaf NFW well (if it is drillable location) or any other agreed upon location not drilled by end of Segment 3 (December 23, 2015).

Exhibit 2: Page 1 of 4

EXHIBIT 2

FORM OF CORPORATE GUARANTEE

GUARANTEE

FROM:	Sonde Resource Corp.

Suite 3200
500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Attention:  Chief Executive Officer
Fax:  (403) 216-8551

TO:  Joint Exploration, Exploitation and Petroleum Services Company

Rue Leman – Leman Center
Les Berges du Lac, 1053
Tunis
Republic of Tunisia

Sirs:

Sonde Resources Corp. ("SRC") hereby guarantees to and in favour of Joint Exploration, Exploitation and Petroleum Services Company, having its principal office at Rue Leman – Leman Center 1053, Les Berges du Lac Tunis, Tunisia, ("Joint Oil") the maximum amount of Forty-Five Million ($45,000,000.00) U.S. Dollars to secure the compliance with certain of its obligations during the under paragraphs 3 and 4 of the agreement between Joint Oil and SRC entitled "Amending Agreement for the Joint Oil Block Exploration and Production Sharing Agreement" and dated December 24, 2012 (hereinafter called the "Amending Agreement") which pertains to the Exploration and Production Sharing Agreement dated August 27, 2008 to which Joint Oil and SRC are currently parties (hereinafter called the "EPSA" and, collectively with the Amending Agreement and any other amendments thereto, hereinafter called the "Petroleum Agreement").  Unless otherwise defined herein, words and phrases used herein shall be as defined in the Petroleum Agreement.

The amount in this guarantee is available for payment without any need for notarial notice, judicial or arbitral proceedings on the part of Joint Oil if, on or after the forty-fifth (45th) day after the end of the period in which the work required to be performed during any segment of the Second Phase Work Program (as provided for in the Amending Agreement) was to have been performed:

(a)	SRC has not, as of such date, duly completed all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement; and

(b)
SRC has not, as of such date, paid in full all amounts payable by SRC to Joint Oil as a consequence of SRC's failure to duly complete all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement.

Then, and only then, Joint Oil may demand payment by us as provided hereunder.

Exhibit 2: Page 2 of 4

Within seven (7) business days after the receipt by SRC of written demand for payment from Joint Oil, signed by the General Manager of Joint Oil, SRC shall make payment of the amount demanded to the bank account designated by Joint Oil in the demand.  Said signature of the General Manager of Joint Oil shall be certified by a notary public or other relevant judicial authority in and for the Republic of Tunisia and sent to us with a copy to SRC for information stating that:

(a)	SRC has not duly completed all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement; and

(b)	SRC has not previously satisfied in full its obligation to pay to Joint Oil the amount then guaranteed hereunder.

However, if prior to said date, SRC initiates a procedure of arbitration in accordance with Article 27.2 of the EPSA on the grounds of SRC's disagreement as to the claimed failure by SRC to perform or as to the amount of the demanded payment, then SRC shall notify Joint Oil as to the basis and amount of such disputes.  Upon such notification of dispute, SRC shall open an interest-bearing escrow account in which the disputed amount shall be deposited.  Said amount shall be maintained in such escrow account for the entire period ending upon notification to Joint Oil of the arbitration award or upon an agreed settlement of the disputed matter between Joint Oil and SRC.  Within seven (7) days after said notification of the arbitration award or agreed settlement, as the case may be, all amounts in such escrow account and the interest accrued thereon shall be liquidated and paid in accordance with the arbitration award or agreed settlement, as the case may be.

The maximum amount guaranteed by this letter of guarantee shall decrease in accordance with the following:

(a)
Fifteen Million (15,000,000.00) U.S. Dollars two weeks after: the due completion of the work required to be performed during the first segment of the Second Phase Work Program as provided for in the Amending Agreement or the payment by SRC to Joint Oil of the sum of Fifteen Million (15,000,000.00) U.S. Dollars within forty-five days following December 23, 2013 in lieu of the due completion of such work;

(b)
Fifteen Million (15,000,000.00) U.S. Dollars two weeks after: the due completion of the work required to be performed during the second segment of the Second Phase Work Program as provided for in the Amending Agreement or the payment by SRC to Joint Oil of the sum of Fifteen Million (15,000,000.00) U.S. Dollars within forty-five days following December 23, 2014 in lieu of the due completion of such work; and

(c)
Fifteen Million (15,000,000.00) U.S. Dollars two weeks after: the due completion of the work required to be performed during the third segment of the Second Phase Work Program as provided for in the Amending Agreement or the payment by SRC to Joint Oil of the sum of Fifteen Million (15,000,000.00) U.S. Dollars within forty-five days following December 23, 2015 in lieu of the due completion of such work.

The decreases mentioned above shall be effective upon receipt by SRC of a written statement prepared by SRC and countersigned by Joint Oil (which counter signature by Joint Oil shall not be unreasonably withheld; with the failure by Joint Oil to respond to the request for counter signature within twenty (20) days after its receipt of such request by SRC shall be deemed to be the counter signature of Joint Oil and as required hereby) that the applicable work has been duly completed or the date on which applicable amount has been paid been paid to Joint Oil, as the case may be.

Exhibit 2: Page 3 of 4

SRC hereby waives presentment, protest, promptness, diligence, notice of acceptance and, except as otherwise expressly provided herein, any other notice or demand with respect to any of the obligations guaranteed hereunder and acknowledges that Joint Oil shall be entitled without in any way prejudicing or affecting any of its rights hereunder and without in any way limiting or lessening the liability of SRC under this guarantee to, without limitation:

(a)
give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security (including any other guarantee) relating to the obligations guaranteed hereunder or this guarantee all as Joint Oil considers appropriate;

(b)	grant time for payment or any other indulgence in respect of the obligations guaranteed hereunder, this guarantee or any other obligation or guarantee relating thereto or arising thereunder;

(c)	accept or make any compositions, arrangements or plans of reorganization with any person as Joint Oil considers appropriate;

(d)
agree to any change in, amendment to, waiver of, or departure from, any term of any of the obligations guaranteed hereunder or the Petroleum Agreement, including any renewal, extension, release, discharge, compromise or settlement of any of the foregoing; and

(e)
abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security or other guarantee, exercising any remedy or pursuing or exhausting any other right, action or recourse against SRC, its successors, or any other person or any security or other guarantee before exercising its rights under this guarantee; and no loss in respect of any security received or held for and on behalf of Joint Oil, whether occasioned by fault, omission or negligence of any kind, whether of Joint or any other person, shall in any way limit or lessen the liability of SRC under this guarantee.

Joint Oil shall not be bound to exhaust its recourse against SRC or its successors, before being entitled to payment or performance from the SRC of the obligations guaranteed hereunder.

If Joint Oil has demanded that SRC pay any obligation guaranteed hereunder and SRC has failed to pay the applicable obligation within the time set forth in the Amending Agreement, then Joint Oil may proceed directly and at once, without further notice, against SRC to collect and recover the full amount, or any portion of, such obligation.

SRC shall pay for or reimburse Joint Oil for any and all reasonable out-of-pocket costs or expenses, including all fees and disbursements of counsel, reasonably incurred or suffered by Joint Oil in connection with any enforcement by Joint Oil of their respective rights under this guarantee, provided that such reimbursable costs and expenses and such interest shall not be duplicative of any reimbursable costs or expenses or any interest payable on or in respect of the same matter or same principal amount payable by SRC pursuant to the Petroleum Agreement.

No failure on the part of Joint Oil to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Exhibit 2: Page 4 of 4

Notwithstanding that Petroleum Operations under the Petroleum Agreement may have been suspended for reasons of Force Majeure as provided in the Petroleum Agreement, this Guarantee and SRC's obligations hereunder shall be not be suspended during or as a consequence of any event of Force Majeure.

Any written notice under this guarantee shall be effective, if sent in accordance with the above by registered mail, at the time of receipt thereof by the party to whom the notice is to be addressed at the following addresses respectively as the case may be:

JOINT OIL:

Rue Leman – Leman Center
Les Berges du Lac, 1053
Tunis
TUNISIA

SRC:

This guarantee shall become effective upon delivery.

This guarantee shall terminate and cease to be valid on the earlier of the day on which:

(a)	the Second Phase Work Program is completed in accordance with the Amending Agreement; and

(b)	the amount of this letter of guarantee has been reduced to zero in accordance with the terms hereof.

This guarantee is to be governed by and construed in accordance with the laws of the Province of Alberta, Canada, excluding any conflict of laws principles or rules therein that would permit or require the application of the laws of another jurisdiction.

SONDE RESOURCES CORP.
Per:

EXHIBIT 3

FORM OF BANK GUARANTEE

BANK GUARANTEE

[Name and address of bank, including tel. number]

[Department & person authorized in bank]

TO:	JOINT EXPLORATION, EXPLOITATION AND PETROLEUM SERVICES COMPANY

Sirs:

Please be advised that we (Bank name, person authorized in bank ) (the "Bank") hereby open an irrevocable letter of guarantee in favour of Joint Exploration, Exploitation And Petroleum Services Company, having its principal office at Rue Leman - Leman Center, 1053, Les Berges du Lac Tunis, Tunisia (hereinafter called "Joint Oil") by order of and  for the account of Sonde Resources Corp. having its registered office at Suite 3200, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 (hereinafter called "SRC") for the maximum amount of [insert forty-five million (45,000,000) / thirty million (30,000,000) / fifteen million (15,000,000) as applicable] U.S. Dollars with a view to securing the compliance of SRC with certain of its obligations under paragraphs 3 and 4 of the agreement between Joint Oil and SRC entitled "Amending Agreement for the Joint Oil Block Exploration and Production Sharing Agreement" and dated December 24, 2012 (hereinafter called the "Amending Agreement") which pertains to the Exploration and Production Sharing Agreement dated August 27, 2008 to which Joint Oil and SRC are currently parties (hereinafter called the "EPSA" and, collectively with the Amending Agreement and any other amendments thereto, hereinafter called the "Petroleum Agreement").  Unless otherwise defined herein, words and phrases used herein shall be as defined in the Petroleum Agreement.

This irrevocable letter of guarantee is effective as of the date hereof.

The maximum amount of this letter of guarantee is available for payment at first request without any need for notarial notice, judicial or arbitral proceedings on the part of Joint Oil if, on or after the forty-fifth (45th) day after the end of the period in which the work required to be performed during any segment of the Second Phase Work Program (as provided for in the Amending Agreement) was to have been performed:

(a)	SRC has not, as of such date, duly completed all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement; and

(b)
SRC has not, as of such date, paid in full all amounts payable by SRC to Joint Oil as a consequence of SRC's failure to duly complete all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement.

Then, and only then, Joint Oil may demand payment by us as provided hereunder.

Within seven (7) business days after the receipt of written demand for payment from Joint Oil, signed by the General Manager of Joint Oil, we shall make payment of the amount demanded to the bank account designated by Joint Oil in the demand.  Said signature of the General Manager of Joint Oil shall be certified by a notary public or other relevant judicial authority in and for the Republic of Tunisia and sent to us, with a copy to SRC for information, stating that:

(a)	SRC has not duly completed all work required for the applicable segment of the Second Phase Work Program as set forth in the Amending Agreement; and

(b)	SRC has not previously satisfied in full its obligation to pay to Joint Oil the amount then guaranteed hereunder.

Any written notice under this letter of guarantee shall be effective, if sent in accordance with the above by registered mail, at the time of receipt thereof by the party to whom the notice is to be addressed at the following addresses respectively as the case may be:

Joint Oil:

Rue Leman – Leman Center
1053, Les Berges du Lac
Tunis
TUNISIA

Arab Tunisian Bank (ATB):

Rue Lac Leman
Immeuble Regency
Les Berges du Lac 1053
Tunis, Tunisia

This letter of guarantee shall terminate and cease to be valid on the earlier of the day on which:

(a)	the Second Phase Work Program is completed in accordance with the Amending Agreement; and

(b)	the amount of this letter of guarantee has been reduced to zero in accordance with the terms hereof.

Notwithstanding anything else herein, it is a condition hereof that the Bank shall not terminate this letter of guarantee for any reason other than those expressly stated above unless 60 days prior to the date of such termination the Bank notifies Joint Oil in writing by courier, that the Bank intends to terminate this letter of guarantee.

This letter of guarantee is to be governed by and construed in accordance with the laws of Tunisia, excluding any conflict of laws principles or rules therein that would permit or require the application of the laws of another jurisdiction.

Very truly yours,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	March 21, 2013	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer